RSE COLLECTION, LLC

446 Broadway, 2nd Floor

New York, NY 10013

February 23, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Scott Anderegg, Staff Attorney

Re:RSE Collection, LLC
Post-Qualification Amendment No. 27
Filed February 17, 2023
File No. 024-11584

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission before 9:00 AM Eastern Time on Monday, February 27, 2023, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Collection Manager, LLC,

the Managing Member of RSE Collection, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.